UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )*

Fluent, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

34380C102

(CUSIP Number)

Global Value Investment Corp.

1433 N. Water Street, Suite 400

Milwaukee, WI 53202

(262) 478-0640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34380C102	13D	Page 2 of 13

(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,144,226 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,144,226 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,226 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IA, CO

* Percentage calculated is based on 81,237,158 shares of Common Stock, $0.0005 par value per share outstanding as of November 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2023, of Fluent, Inc.

CUSIP No. 34380C102	13D	Page 3 of 13

(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,144,226 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,144,226 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,226 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 81,237,158 shares of Common Stock, $0.0005 par value per share outstanding as of November 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2023, of Fluent, Inc.

CUSIP No. 34380C102	13D	Page 4 of 13

(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,144,226 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,144,226 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,226 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 81,237,158 shares of Common Stock, $0.0005 par value per share outstanding as of November 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2023, of Fluent, Inc.

CUSIP No. 34380C102	13D	Page 5 of 13

(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,144,226 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,144,226 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,226 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 81,237,158 shares of Common Stock, $0.0005 par value per share outstanding as of November 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2023, of Fluent, Inc.

CUSIP No. 34380C102	13D	Page 6 of 13

(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,144,226 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,144,226 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,226 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 81,237,158 shares of Common Stock, $0.0005 par value per share outstanding as of November 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2023, of Fluent, Inc.

CUSIP No. 34380C102	13D	Page 7 of 13

(1) NAMES OF REPORTING PERSONS Shawn G. Rice
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,144,226 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,144,226 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,226 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 81,237,158 shares of Common Stock, $0.0005 par value per share outstanding as of November 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2023, of Fluent, Inc.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the Common Stock, $0.0005 par value per share (the “Common Stock”), of Fluent, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 300 Vesey Street, 9th Floor, New York, NY 10282.

Item 2.	Identity and Background.

(a)	Name This Statement is filed by:

(i)	Global Value Investment Corp., a Delaware corporation (“GVIC”);
(ii)	Jeffrey R. Geygan, who serves as the chief executive officer and a director of GVIC, and is the controlling person of GVIC;
(iii)	James P. Geygan, who serves as the chief operating officer and a director of GVIC;
(iv)	Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(v)	Kathleen M. Geygan, who serves as a director of GVIC; and
(vi)	Shawn G. Rice, who serves as a director of GVIC.

GVIC, Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are referred to collectively as the “Reporting Persons.”

GVIC serves as investment adviser to managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

GVIC owns 15,965 shares of Common stock in its corporate capacity. Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficial owned by GVIC. Mr. Jeffrey Geygan owns 110,765 shares in his individual capacity. Mr. James Geygan owns 24,110 shares in his individual capacity. Ms. Wilke owns 8,720 shares in her individual capacity. Ms. Geygan owns 26,930 shares in her individual capacity. Mr. Rice owns 27,995 shares in his individual capacity.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Geygan, and Mr. Rice are the directors of GVIC. Mr. Jeffrey Geygan, Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC. As each of the Reporting Persons, directly or indirectly, share the power to vote, or direct the voting of, the Common Stock held for the Accounts, and the power to dispose, or to direct the disposition of, the Common Stock held for the Accounts, each may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

(b)	Residence of Business Address The address of the principal business and principal office of each of the Reporting Persons is 1433 N. Water Street, Suite 400, Milwaukee, WI 53202.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of GVIC is acting as an investment manager.

The principal occupation of Jeffrey R. Geygan is acting as the chief executive officer of GVIC.

The principal occupation of James P. Geygan is acting as the chief operating officer of GVIC.

The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC.

The principal occupation of Kathleen M. Geygan is acting as a director of GVIC.

The principal occupation of Shawn G. Rice is acting as an attorney.

(d)	Criminal Convictions During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are citizens of the United States of America. GVIC is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 4,144,226 shares of Common Stock acquired was approximately $5,686,100.90 (excluding commissions).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy, or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past discussed, and may in the future discuss, such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance, or capitalization; (4) initiating or pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons currently have no plans to proposals which relate to or would result in actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on November 16, 2023, the Reporting Persons beneficially owned 4,144,226 shares of Common Stock, representing approximately 5.10% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 81,237,158 shares of Common Stock outstanding as of November 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2023, of the Issuer.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement, dated November 16, 2023.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: November 16, 2023
GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ James P. Geygan
James P. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ Kathleen M. Geygan
Kathleen M. Geygan

/s/ Shawn G. Rice
Shawn G. Rice

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on November 16, 2023. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Transacted	Price per Share
Clients of GVIC	09/21/2023	Purchase of Common Stock	650	$0.44(1)
Clients of GVIC	09/27/2023	Sale of Common Stock	110	$0.44(2)
Clients of GVIC	09/28/2023	Purchase of Common Stock	102,070	$0.45(1)
Clients of GVIC	09/29/2023	Purchase of Common Stock	1,500	$0.44(1)
Clients of GVIC	10/04/2023	Purchase of Common Stock	1,732,641	$0.42(1)
GVIC	10/04/2023	Purchase of Common Stock	5,365	$0.42(1)
Mr. Jeffrey Geygan	10/04/2023	Purchase of Common Stock	30,505	$0.42(1)
Mr. James Geygan	10/04/2023	Purchase of Common Stock	12,260	$0.42(1)
Ms. Wilke	10/04/2023	Purchase of Common Stock	7,650	$0.42(1)
Ms. Geygan	10/04/2023	Purchase of Common Stock	5,170	$0.42(1)
Mr. Rice	10/04/2023	Purchase of Common Stock	19,035	$0.42(1)
Clients of GVIC	10/04/2023	Sale of Common Stock	1,675	$0.44
Mr. Jeffrey Geygan	10/04/2023	Sale of Common Stock	6,100	$0.44(2)
Mr. James Geygan	10/04/2023	Sale of Common Stock	3,500	$0.44(2)
Ms. Wilke	10/04/2023	Sale of Common Stock	40	$0.44
Ms. Geygan	10/04/2023	Sale of Common Stock	4,000	$0.44(2)
Clients of GVIC	10/05/2023	Purchase of Common Stock	53,737	$0.45(1)
Clients of GVIC	10/09/2023	Purchase of Common Stock	66,959	$0.45(1)
Clients of GVIC	10/10/2023	Purchase of Common Stock	45,700	$0.45(1)
Clients of GVIC	10/12/2023	Purchase of Common Stock	20,158	$0.45(1)
Clients of GVIC	10/13/2023	Purchase of Common Stock	1,809	$0.45(1)
Clients of GVIC	10/16/2023	Purchase of Common Stock	7,945	$0.46(1)
Clients of GVIC	10/17/2023	Purchase of Common Stock	18,045	$0.47(1)
Clients of GVIC	10/23/2023	Purchase of Common Stock	1,600	$0.45(1)
Clients of GVIC	10/24/2023	Purchase of Common Stock	9,694	$0.45(1)
Clients of GVIC	10/25/2023	Purchase of Common Stock	700	$0.45
Clients of GVIC	10/27/2023	Purchase of Common Stock	58,045	$0.48(1)
Clients of GVIC	11/02/2023	Purchase of Common Stock	15,000	$0.50(1)
Mr. Jeffrey Geygan	11/02/2023	Purchase of Common Stock	11,260	$0.50(1)
Clients of GVIC	11/03/2023	Purchase of Common Stock	17,605	$0.54(1)
Clients of GVIC	11/06/2023	Purchase of Common Stock	96,145	$0.58(1)
Clients of GVIC	11/10/2023	Purchase of Common Stock	19,625	$0.58(1)

______________________

(1) This purchase price represents the weighted average purchase price of the shares purchased. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.

(2) This sale price represents the weighted average sale price of the shares sold. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.0005 par value per share, of Fluent, Inc, a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 16, 2023
GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ James P. Geygan
James P. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ Kathleen M. Geygan
Kathleen M. Geygan

/s/ Shawn G. Rice
Shawn G. Rice